SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Allergy Research Group, Inc.

(Name of Subject Company)

Longhorn Acquisition Corp.

(Offeror)

a wholly-owned subsidiary of

KI NutriCare, Inc.

(Parent of Offeror)

a wholly-owned subsidiary of

Kikkoman Corporation

(Ultimate Parent of Offeror)

(Name of Person(s) Filing Statement)

Common Stock, $.001 par value per share	01849R
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Toshiyuki Onozuka

180 Vanderbilt Motor Parkway

Hauppauge, NY 11788

(631) 232-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Michael J. Kennedy, Esq.

Eric Sibbitt, Esq.

O’Melveny & Myers LLP

275 Battery Street

San Francisco, CA 94111

(415) 984-8700

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$19,506,046*	$766.59**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Allergy Research Group, Inc. at an offer price of $1.33 per share, with 14,666,200 shares issued and outstanding as of August 8, 2008. The calculation of the filing fee is based on Allergy Research Group, Inc.’s representation of its capitalization as of August 8, 2008.
**	The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00003930.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transactions subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”), is filed by Longhorn Acquisition Corp., a Florida corporation (“Purchaser”) and a wholly owned subsidiary of KI NutriCare, Inc. (“KI NutriCare”), a New York corporation and wholly-owned subsidiary of Kikkoman Corporation (“Kikkoman”), a corporation organized under the laws of Japan. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of Allergy Research Group, Inc., a Florida corporation (the “Company”), at a purchase price of $1.33 per Share, to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 12, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule TO is being filed on behalf of Purchaser, KI NutriCare and Kikkoman.

The information set forth in the Offer to Purchase and Letter of Transmittal, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Allergy Research Group, Inc. (“ARG”). ARG’s principal executive offices are located at 2300 North Loop Road, Alameda, California. ARG’s telephone number is (800) 545-9960.

(b) This statement relates to the common stock, par value $.001 per share, of ARG. Based upon information provided by ARG in its representation of capitalization, there were 14,666,200 shares of ARG common stock issued and outstanding as of August 8, 2008. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by the Offeror. The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning KI NutriCare, Inc., Longhorn Acquisition Corp. and Kikkoman Corporation” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The information set forth in the Summary Term Sheet, Section 1 “Terms of the Tender Offer,” Section 2 “Acceptance for Payment and Payment for Shares,” Section 3 “Procedures for Accepting the Offer and Tendering Shares,” Section 4 “Withdrawal Rights,” Section 5 “Certain United States Federal Income Tax Consequences,” Section 10 “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 “The Transaction Documents,” Section 12 “Purpose of the Offer; Plans for the Company,” Section 13 “Certain Effects of the Offer” and Section 15 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)(1), (a)(2), (b) The information set forth in Section 8 “Certain Information Concerning KI NutriCare, Inc., Longhorn Acquisition Corp. and Kikkoman Corporation,” Section 10 “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 “The Transaction Documents” and Section 12 “Purpose of the Offer; Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction” and Section 10 “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 12 “Purpose of the Offer; Plans for the Company” and Section 13 “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

(a), (b) The information set forth in the “Introduction,” Section 8 “ Certain Information Concerning KI NutriCare, Inc., Longhorn Acquisition Corp. and Kikkoman Corporation,” Section 10 “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 “The Transaction Documents,” Section 12 “Purpose of the Offer; Plans for the Company” and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Sections 18 of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in Section 10 “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 “The Transaction Documents” and Section 12 “Purpose of the Offer; Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

(a)(2)-(4) The information set forth in Section 13 “Certain Effects of the Offer,” Section 15 “Certain Conditions of the Offer,” and Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.	Exhibits.
(a)(1)(A)	Offer to Purchase, dated August 12, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on August 12, 2008.

(a)(1)(H)	Press Release issued by KI NutriCare, Inc. and Allergy Research Group, Inc. on August 11, 2008.(1)

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 8, 2008, among Longhorn Acquisition Corp., KI NutriCare, Inc. and Allergy Research Group, Inc.

(d)(2)	Tender and Support Agreement, dated as of August 8, 2008.

(d)(3)	Mutual Non-Disclosure Agreement, dated as of March 12, 2008, between Kikkoman Corporation and Allergy Research Group, Inc.

(d)(4)	Employment Agreement with Manfred Salomon, dated as of August 8, 2008.

(d)(5)	Form of Employment Agreement.

(d)(6)	Employment Separation and General Release Agreement with Dr. Stephen A. Levine, dated as of August 8, 2008.

(d)(7)	Employment Separation and General Release Agreement with Susan Levine, dated as of August 8, 2008.

(d)(8)	Non-Competition Agreement with Dr. Stephen A. Levine, dated as of August 8, 2008.

(d)(9)	Non-Competition Agreement with Susan Levine, dated as of August 8, 2008.

(d)(10)	First Amendment to Lease between Allergy Research Group, Inc. and Ariben Corporation dated August 8, 2008

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to the Schedule TO-C filed by the Offeror on August 11, 2008.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2008

LONGHORN ACQUISITION CORP.

By:	/s/ KENICHI SAITO

Name: Kenichi Saito

Title: President

KI NUTRICARE, INC.

By:	/s/ KENICHI SAITO

Name: Kenichi Saito

Title: President

KIKKOMAN CORPORATION

By:	/s/ YUZABURO MOGI

Name: Yuzaburo Mogi

Title: Representative Director, Chairman of the Board, CEO

EXHIBIT INDEX

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated August 12, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on August 12, 2008.

(a)(1)(H)	Press Release issued by KI NutriCare, Inc. and Allergy Research Group, Inc. on August 11, 2008.(1)

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 8, 2008, among Longhorn Acquisition Corp., KI NutriCare, Inc. and Allergy Research Group, Inc.

(d)(2)	Tender and Support Agreement, dated as of August 8, 2008.

(d)(3)	Mutual Non-Disclosure Agreement, dated as of March 12, 2008, between Kikkoman Corporation and Allergy Research Group, Inc.

(d)(4)	Employment Agreement with Manfred Salomon, dated as of August 8, 2008.

(d)(5)	Form of Employment Agreement.

(d)(6)	Employment Separation and General Release Agreement with Dr. Stephen A. Levine, dated as of August 8, 2008.

(d)(7)	Employment Separation and General Release Agreement with Susan Levine, dated as of August 8, 2008.

(d)(8)	Non-Competition Agreement with Dr. Stephen A. Levine, dated as of August 8, 2008.

(d)(9)	Non-Competition Agreement with Susan Levine, dated as of August 8, 2008.

(d)(10)	First Amendment to Lease between Allergy Research Group, Inc. and Ariben Corporation dated August 8, 2008

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to the Schedule TO-C filed by the Offeror on August 11, 2008.